May 13, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: J. Nolan McWilliams
          Sonia Bednarowski

Re:	T3 Motion, Inc.
Amendment No. 10 to the Registration Statement on Form S-1
Filed May 13, 2011

File No. 333-171163
Dear Mr. McWilliams and Ms. Bednarowski:
     On behalf of T3 Motion, Inc. (the “Company” or “T3 Motion”), set forth below are the Company’s responses to the verbal comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone communications on May 13, 2011. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
1.	We have revised the number of registered “contractual rights” from 23 rights to 25 rights such that it includes contractual rights granted to Vision and Ki Nam.

2.	On the third paragraph of the prospectus front cover, we have inserted the dollar amount of $6.00 per share as the trigger price for a redemption on the Class H Warrants, as per the Staff’s request. We have also added “25 Contractual Rights” on the front and back cover pages of the prospectus.

3.	We have corrected a typographical error on page 1 of the Prospectus by inserting “existing debt” in between “converting” and “into” in the clause “certain insiders converting into substantially identical units”.

4.	We have amended the section on “Certain Relationships and Related Transactions” to include discussion about the conversion of Ki Nam’s 2010 Note into units concurrently with this offering. We have filed as Exhibit 10.66 an agreement to convert Mr. Nam’s debt into units. We have also clarified that Mr. Nam and Vision would be received registered “contractual rights” as part of this offering.

5.	We have amended the “Description of Securities” section to clarify that 25 “contractual rights” are being offered to investors and we have described the ability to assign the “contractual rights” in such section.

6.	We have filed the “Form of Negative Covenant Agreement” as Exhibit 4.6. It is also included as Exhibit 10.64.

7.	An updated legal opinion and accountant’s consent is included with our amendment to the Form S-1 registration statement.
*     *     *     *     *
     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours,

LKP Global Law, LLP

/s/ Ryan S. Hong

Ryan S. Hong, Esq.